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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                                ---------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        AMERICAN MAIZE-PRODUCTS COMPANY
                           (NAME OF SUBJECT COMPANY)

                                ---------------

                        AMERICAN MAIZE-PRODUCTS COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 20 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                CLASS B COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 30 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------

                            ROBERT M. STEPHAN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        AMERICAN MAIZE-PRODUCTS COMPANY
                                250 HARBOR DRIVE
                          STAMFORD, CONNECTICUT 06902
                                 (203) 356-9000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH A COPY TO:

                             MORTON A. PIERCE, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS

                         NEW YORK, NEW YORK 10019-6092
                                 (212) 259-8000
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         This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 1995, as amended to the date hereof (the "Schedule 14D-9"), of American Maize-Products Company, a Maine corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 3.  IDENTITY AND BACKGROUND.

         The subsection in section (b)(ii) of Item 3 entitled "The Rights Offering" is hereby amended to add the following information:

                 On March 17, 1995, the Registration Statement was declared effective, and on March 20, 1995, the Company mailed the offering materials and commenced the Rights Offering. The Rights Offering is scheduled to expire on April 10, 1995, unless extended by the Company.

         The paragraph in section (b) of Item 3 entitled "Certain Litigation" is hereby amended to add the following information:

         A hearing on the plaintiffs' request for a preliminary injunction against the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement was held on March 8 and 9, 1995, and a ruling is expected on or about March 24, 1995.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

         Paragraph (a) of Item 7 is hereby amended to add the following information:

                 On March 8, 1995, Pexco forwarded a letter to the GIH Entities proposing, as an alternative to its original offer, to purchase from the GIH Entities all of their GIH Corp. stock on the same terms and conditions as the original offer, if such purchase would be helpful in minimizing adverse tax consequences to the GIH Entities. The letter also indicated that the original offer and the alternative offer would remain open until Pexco notifies the GIH Entities to the contrary or, based upon developments, until the Common Stock held by the GIH Entities ceases to represent a controlling interest in the Company.
         On March 13, 1995, Mr. Ziegler issued a press release in response to the Pexco letter stating that the shares of GIH Corp. which he owns or controls are not for sale or tender.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         Paragraph (a) of Item 8 is hereby amended to add the following information:

                 On February 28, 1995, the plaintiffs in the Steiner, Katz and Saltzman actions filed suit against Mr. Ziegler in Maine Superior Court, purportedly as a class action, claiming that Mr. Ziegler breached his fiduciary duties to the Company's shareholders by refusing to adequately consider the Merger with EBS, seeking to advance his own interests at the expense of the shareholders and denying the shareholders the opportunity to maximize value by participating in the Merger. The plaintiffs seek to consolidate this lawsuit with the lawsuit entitled GIH Corp. and William Ziegler, III
         v. American Maize-Products Co., et al. described in Item 3(b) above.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          (16)  Press release issued by the Company on March 21, 1995.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     AMERICAN MAIZE-PRODUCTS COMPANY

                                     By:   /s/ Patric J. McLaughlin
                                           -----------------------------------
                                           Patric J. McLaughlin
                                           President and Chief Executive Officer


Dated:  March 21, 1995





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                               INDEX TO EXHIBITS



   EXHIBIT NUMBER             EXHIBIT
   --------------             -------
        (16)                  Press release issued by the Company on March 21,
                              1995.